
November 14, 2018

Kori L. Ogrosky
Executive Vice President, General Counsel and Corporate Secretary
PACWEST BANCORP
9701 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212

> **Re: PACWEST BANCORP**
> **Registration Statement on Form S-4**
> **Filed November 8, 2018**
> **File No. 333-228275**

Dear Ms. Ogrosky:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services